Exhibit 99.2

FYE25-Q2 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending September 30, 2024

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 GMT) on Wednesday, November 6, 2024. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/xjad3ymp

Dear Shareholder,

As we have passed the one-year mark following our IPO, we are very proud of the tremendous progress we have made further building momentum across the world's most popular compute platform. Over the past twelve months, increasing adoption of Arm technology has driven strong licensing revenue growth. Demand for AI everywhere is increasing the need for more compute and in turn driving our partners to make long-term commitments to more, and more powerful, energy-efficient Arm technology. Demand for Compute Subsystems (CSS) has been higher than expected and is also contributing to licensing growth. Our royalty revenue growth has also been very positive. Royalty revenue is benefiting from higher revenue per device as more customers deploy our latest high performance Armv9 to address AI demand and as our CSS royalty revenue ramps. The cumulative number of chips shipped by the Arm ecosystem has now exceeded 300 billion.

This has translated to a financial outlook that is significantly better than what we expected a year ago. In Q2, we exceeded the high-end of our guidance range for both revenue and non-GAAP EPS. Licensing revenue was again above plan. Our royalty revenue was a record for a Q2 and matched our highest royalty revenue quarter to date. These strong results derive from our growth strategy that promotes multiple long-term drivers.

Increasing chip complexity is driving royalty revenue growth. AI-enabled devices need significantly increased compute performance yet also require energy efficiency and rapid time-to-market. Arm compute platforms enable more complex AI chips developed on faster cadences across smartphones, cloud servers, edge IoT, automotive, and networking devices. Arm's leading share across these end markets makes us uniquely positioned to benefit from the proliferation of AI from the cloud to the edge.

For example, some next generation smartphone application processors, such as MediaTek's new Dimensity 9400 processor, are based on Arm's latest Armv9 CSS for Client. The CSS for Client includes a 36% improvement in peak performance and a 59% improvement in AI inferencing performance relative to prior platforms. These improvements are driving royalty rates and revenue per chip higher, including between major architectural releases. Adoption of leading Armv9 technology in the mobile market, including in Apple's latest iPhone 16, helped royalty revenue from smartphone application processors grow strongly year-over-year in Q2.

AI everywhere from the cloud to the edge is creating demand for more energy-efficient compute. New AI hardware and the emergence of smaller, lighter language models are unlocking edge AI use-cases in smartphones, PCs, consumer electronics, automotive and industrial devices. Arm's ubiquitous position as the compute platform across all of these end markets enables us to address these emerging opportunities.

During the quarter, Arm and Meta announced the optimization of Meta’s Llama 3.2 for Arm CPUs. The optimization of Meta's new Llama 3.2 3B LLM with Arm's Kleidi AI libraries have driven a 5x improvement in time to first token processing and a 3x improvement in token generation compared to Llama 3.2 without Kleidi. More on-device processing allows a far faster user experience, significantly enhanced user privacy, and less energy-intensive interaction with the cloud. We are extending our momentum in the automotive market with our leading Armv9 AI-enabled ADAS and IVI solutions. We have a robust pipeline with CSS in the automotive market, including with nearly a third of the world’s largest automotive manufacturers, to reduce time to market for their next generation of software-defined vehicles. Edge AI is also contributing to growth in our IoT business through initial Armv9 licensing for higher performance AI chips.

Arm is meeting the rising demand for energy-efficient compute in the data center. Since last quarter, Microsoft and Google announced the general availability of Azure Cobalt 100 and Axion respectively, their first Arm-based chips for data center applications. Arm now powers all three leading cloud service providers. Microsoft's Azure Cobalt 100 is already running both external and internal applications, including Microsoft Teams. Google's Axion is also being used for internal and external workloads including Google Cloud. Google designed its Axion to power the most demanding workloads with up to a 65% price-performance improvement and a 60% energy-efficiency improvement relative to comparable current-generation x86-based instances. Another proof point of our data center momentum is NVIDIA’s pending shipments of its

Grace Blackwell superchips, which integrate NVIDIA’s high-performance accelerators with energy efficient Arm-based CPUs.

Compute Subsystems are speeding customers’ time-to-market. The rising complexity and development costs of today's leading chips are driving demand for Arm CSS, which are pre-integrated and pre-verified configurations of Arm technology. Arm CSS deliver significantly higher value to partners by speeding time-to-market and reducing costs. Partner demand for Arm CSS is stronger than initially anticipated and CSS is becoming the default starting point for many of our partners chip designs. We expect CSS to become the primary product for many of our partners' licenses for future chip designs.

Products based on Arm CSS are now becoming available, including Microsoft Azure Cobalt 100 in the data center and Mediatek’s Dimensity 9400 chip for smartphones. Arm has now more than doubled the number of CSS licenses signed this fiscal year. Our new CSS licensees intend to develop chiplets for data center servers and chips for future generations of smartphone application processors.

Arm’s ecosystem of software and design partners is unprecedented. Arm's ecosystem of more than 20 million software developers is the largest compute ecosystem in the world. We continue to increase investment in our ecosystem across all market segments. More Arm software developers drives more demand for the Arm compute platform, which creates a virtuous cycle of demand.

Arm is furthering our software ecosystem by integrating Arm tools into GitHub CoPilot to help software engineers develop new code. With the help of Copilot’s AI-powered code suggestions, GitHub's estimated more than 100 million users can write, test, and optimize code faster for Arm-based chips. GitHub studies indicate developers code 55% faster with GitHub CoPilot.

AI everywhere is driving growth across our entire ecosystem. Partners require more compute for the AI models of today and tomorrow in the most energy-efficient solutions. Robust demand is driving partners to reduce chip development times. Arm’s ability to offer solutions to these challenges from the cloud to the edge and from CPU to GPU should power growth in the world’s most popular compute ecosystem for decades to come.

“Demand for our high-performance Armv9 and CSS compute platforms continues to exceed expectations, and to accelerate our licensing and royalty revenue growth,” said Rene Haas, CEO. "AI everywhere is generating new opportunities for the Arm compute platform from the cloud to the edge.”

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q2 FYE25 Financial Overview

•Arm Q2 results continue to demonstrate strong year-over-year growth in royalty revenue and annualized contract value (ACV). Revenue rose 5% year-over-year to $844 million due to record levels of royalty revenue and continued strength in license revenue.

•Royalty revenue rose 23% year-over-year to $514 million, driven primarily by the continued adoption of Armv9 and smartphone market recovery. We estimate that Armv9 now contributes around 25%1 of royalty revenue, which is up from around 10% a year ago.

•License and other revenue declined 15% year-over-year as expected to $330 million due to normal fluctuation in timing and size of multiple high-value license agreements and contributions from backlog. Q2 bookings were strong as expected.

•Annualized contract value (ACV), a metric for normalized license and other revenue, grew 13% year-over-year to $1,253 million. Remaining performance obligations (RPO) increased 10% quarter-over-quarter to $2,385 million.

•During the quarter, Arm signed six additional Arm Total Access agreements, which increased the total number of extant licenses to 39 including licenses with more than half of our top 30 customers. The Arm Flexible Access program now has 269 customers.

•GAAP gross profit was $812 million in Q2. Non-GAAP gross profit was $820 million, which equates to a non-GAAP gross margin of 97.2%.

•GAAP operating expenses were $748 million. Non-GAAP operating expenses of $494 million rose 25% year-over-year, driven primarily by a 21% year-over-year increase in engineering headcount.

•GAAP operating income was $64 million. Non-GAAP operating income was $326 million. Non-GAAP operating margin decreased to 38.6% from 47.6% in the prior year's period given our increased investment in engineering.

•The GAAP effective tax rate benefit was 67.2%, GAAP net income was $107 million, and GAAP fully diluted earnings per share ("EPS") was $0.10 compared with $(0.11) in the same period a year ago. The non-GAAP effective tax rate expense was 5.6% and would have been 13.5% excluding a one-time benefit. Non-GAAP net income was $317 million, and non-GAAP fully diluted EPS was $0.30 compared with $0.36 in the same period a year ago.

•Free cash flow (FCF) for Q2 was $(65) million and for the trailing twelve months was $475 million. FCF for both periods was impacted by unfavorable movements in working capital related to deal specific payment structures and the timing of payments for employer taxes.

•Cash and cash equivalents and short-term investments totaled $2,358 million.

1 See the "Royalty technology mix" section on page 8 for more information.

Guidance and Results

Quarterly Guidance & Results	Q2 FYE25 Guidance	Q2 FYE25 Results	Q3 FYE25 Guidance
Revenue	$780m - $830m	$844m	$920m - $970m
Non-GAAP operating expense (1)	~$500m	$494m	~$525m
Non-GAAP fully diluted earnings per share (1)	$0.23 - $0.27	$0.30	$0.32 - $0.36
Annual Guidance	FYE25 Prior Guidance	FYE25 Change	FYE25 Current Guidance
Revenue	$3,800m - $4,100m	No change	$3,800m - $4,100m
Non-GAAP operating expense (1)	~$2,050m	No change	~$2,050m
Non-GAAP fully diluted earnings per share (1)	$1.45 - $1.65	No change	$1.45 - $1.65

(1)     For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics (4):

(in millions, except where indicated)	GAAP			Non-GAAP (1)(3)
	Q2 FYE25	Q2 FYE24	Y/Y%	Q2 FYE25	Q2 FYE24	Y/Y%
Total revenue	$844	$806	5%	$844	$806	5%
License and other revenue	330	388	(15)%	330	388	(15)%
Royalty revenue	514	418	23%	514	418	23%
Cost of sales	(32)	(46)	(30)%	(24)	(26)	(8)%
Gross profit	812	760	7%	820	780	5%
Gross margin (%)	96%	94%		97%	97%
Operating expenses	(748)	(916)	(18)%	(494)	(396)	25%
Operating income (loss)	64	(156)	(141)%	326	384	(15)%
Operating margin (%)	8%	(19)%		39%	48%
Net income (loss)	107	(110)	(197)%	317	378	(16)%
Diluted earnings/(loss) per share ($)	$0.10	$(0.11)	(191)%	$0.30	$0.36	(17)%
Net cash provided by (used for) operating activities	6	227	(97)%
Non-GAAP free cash flow				(65)	169	(138)%
Non-GAAP free cash flow TTM				475	860	(45)%

Operating metrics (2):				Q2 FYE25	Q2 FYE24	Y/Y%
Annualized contract value (in millions)				$1,253	$1,108	13%
Remaining performance obligations (in millions)				$2,385	$2,414	(1)%
Total number of employees				7,709	6,629	16%
Total number of engineers				6,429	5,318	21%
Number of extant Arm Total Access licenses				39	22
Number of extant Arm Flexible Access licenses				269	212

(1)    Non-GAAP operating income (loss), Non-GAAP net income, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    As of the last day of the applicable period.
(3)    Q2 FYE24 non-GAAP operating expense, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per share are net of non-GAAP adjustment of $3 million for employer taxes related to share-based compensation ("SBC") equity-classified awards, net of the research and development ("R&D") tax incentive associated with these taxes and income tax effect on non-GAAP adjustments. These amounts are dependent on our stock price at the time of vesting and as a result, these taxes may vary in any particular period independent of the financial and operating performance of our business. To improve comparability of our results, this net expense has been recast across historical periods for trend purposes.
(4)     For year-to-date key financial metrics, see the “Condensed Consolidated Income Statements” and "GAAP to Non-GAAP Reconciliation" sections below.

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the system-on-a-chip ("SoC") level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures based on most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm China. We believe that, over time, many of our customers will transition to either an Arm Total Access or Arm Flexible Access license to access our products. This transition enables us and our customers to focus less on contract negotiations and more on how our products can be deployed in our customers’ future chips.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP impairment of long-lived assets operating expenses, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income before income taxes, net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures presented herein exclude acquisition-related intangible asset amortization, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, one-time employee benefit related to the Arm Limited All Employee Plan 2019 (“2019 AEP”), costs associated with disposal activities, impairment of long-lived assets, restructuring and related costs, public company readiness costs, other operating income (expenses), net, (income) loss from equity method investments, gain on disposal of business, and income tax effect on non-GAAP adjustments. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Revenue:
Revenue from external customers	$652	$644	$1,467	$1,179
Revenue from related parties	192	162	316	302
Total revenue	844	806	1,783	1,481
Cost of sales	(32)	(46)	(65)	(77)
Gross profit	812	760	1,718	1,404
Operating expenses:
Research and development	(507)	(626)	(992)	(963)
Selling, general and administrative	(241)	(290)	(480)	(486)
Total operating expense	(748)	(916)	(1,472)	(1,449)
Operating income (loss)	64	(156)	246	(45)
Income (loss) from equity investments, net	(10)	(5)	14	(12)
Interest income, net	29	28	61	52
Other non-operating income (loss), net	(19)	14	(13)	13
Income (loss) before income taxes	64	(119)	308	8
Income tax benefit (expense)	43	9	22	(13)
Net income (loss)	$107	$(110)	$330	$(5)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.10	$(0.11)	$0.32	$0.00
Diluted	$0.10	$(0.11)	$0.31	$0.00

Weighted average ordinary shares outstanding
Basic	1,049	1,025	1,047	1,025
Diluted	1,063	1,025	1,061	1,025

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	September 30, 2024	March 31, 2024
Assets:
Current assets:
Cash and cash equivalents	$1,498	$1,923
Short-term investments	860	1,000
Accounts receivable, net (including receivables from related parties of $164 and $182 as of September 30, 2024 and March 31, 2024, respectively)	1,006	781
Contract assets (including contract assets from related parties of $55 and $22 as of September 30, 2024 and March 31, 2024, respectively)	454	336
Prepaid expenses and other current assets	246	157
Total current assets	4,064	4,197
Non-current assets:
Property and equipment, net	291	215
Operating lease right-of-use assets	232	205
Equity investments (including investments held at fair value of $561 and $573 as of September 30, 2024 and March 31, 2024, respectively)	796	741
Goodwill	1,641	1,625
Intangible assets, net	184	152
Deferred tax assets	351	282
Non-current portion of contract assets	273	240
Other non-current assets	254	270
Total non-current assets	4,022	3,730
Total assets	$8,086	$7,927
Liabilities:
Current liabilities:
Accrued compensation and benefits	$104	$298
Tax liabilities	148	147
Contract liabilities (including contract liabilities from related parties of $107 and $107 as of September 30, 2024 and March 31, 2024, respectively)	218	198
Operating lease liabilities	29	27
Other current liabilities (including payables to related parties of $12 and $7 as of September 30, 2024 and March 31, 2024, respectively)	400	835
Total current liabilities	899	1,505
Non-current liabilities:
Non-current portion of accrued compensation	21	20
Deferred tax liabilities	131	135
Non-current portion of contract liabilities	704	717
Non-current portion of operating lease liabilities	229	194
Other non-current liabilities	90	61
Total non-current liabilities	1,175	1,127
Total liabilities	2,074	2,632

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	September 30, 2024	March 31, 2024
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,088 shares authorized and 1,051 shares issued and outstanding as of September 30, 2024; and 1,088 shares authorized and 1,040 shares issued and outstanding as of March 31, 2024	2	2
Additional paid-in capital	2,519	2,171
Accumulated other comprehensive income (loss)	410	371
Retained earnings	3,081	2,751
Total shareholders’ equity	6,012	5,295
Total liabilities and shareholders’ equity	$8,086	$7,927

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Cash flows provided by (used for) operating activities:
Net income (loss)	$107	$(110)	$330	$(5)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	44	41	87	82
Deferred income taxes	(13)	(4)	(11)	(17)
(Income) loss from equity investments, net	10	5	(14)	12
Share-based compensation cost	218	513	400	653
Operating lease expense	9	9	18	17
Other non-cash operating activities, net	11	(3)	12	(3)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(202)	33	(225)	135
Contract assets, net (including contract assets from related parties)	91	(55)	(151)	(87)
Prepaid expenses and other assets	(62)	12	(56)	13
Accrued compensation and benefits	8	5	(193)	(442)
Contract liabilities (including contract liabilities from related parties)	(2)	(96)	7	(72)
Tax liabilities	(64)	(76)	(68)	(64)
Operating lease liabilities	(10)	(13)	(21)	(17)
Other liabilities (including payables to related parties)	(139)	(34)	(399)	(92)
Net cash provided by (used for) operating activities	$6	$227	$(284)	$113

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(15)	(125)	(65)	(385)
Proceeds from maturity of short-term investments	155	126	205	246
Purchases of equity investments	(5)	—	(41)	(11)
Purchases of intangible assets	(7)	(13)	(16)	(13)
Purchases of property and equipment	(53)	(34)	(82)	(60)
Net cash provided by (used for) investing activities	$75	$(46)	$1	$(223)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(11)	(11)	(31)	(21)
Other financing activities, net	(17)	(1)	(21)	(6)
Payments of withholding tax on vested shares	(25)	(12)	(97)	(12)
Net cash provided by (used for) financing activities	$(53)	$(24)	$(149)	$(39)

Effect of foreign exchange rate changes on cash and cash equivalents	5	1	7	1
Net increase (decrease) in cash and cash equivalents	33	158	(425)	(148)
Cash and cash equivalents at the beginning of the period	1,465	1,248	1,923	1,554
Cash and cash equivalents at the end of the period	$1,498	$1,406	$1,498	$1,406

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended September 30, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$844	$—	$—	$—	$—	$—	$844
Cost of sales	(32)	7	1	—	—	—	(24)
Gross profit	812	7	1	—	—	—	820
Gross margin	96.2%						97.2%
Operating expenses:
Research and development	(507)	154	31	—	—	—	(322)
Selling, general and administrative	(241)	57	10	2	—	—	(172)
Total operating expense	(748)	211	41	2	—	—	(494)
Operating income (loss)	64	218	42	2	—	—	326
Operating margin	7.6%						38.6%
Income (loss) from equity investments, net	(10)	—	—	—	10	—	—
Interest income, net	29	—	—	—	—	—	29
Other non-operating income (loss), net	(19)	—	—	—	—	—	(19)
Income (loss) before income taxes	64	218	42	2	10	—	336
Income tax benefit (expense)	43	—	—	—	—	(62)	(19)
Net income (loss)	$107	$218	$42	$2	$10	$(62)	$317
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.10						$0.30
Diluted	$0.10						$0.30
Weighted average ordinary shares outstanding
Basic	1,049						1,049
Diluted	1,063						1,063
(1)     Total SBC cost was $218 million for the three months ended September 30, 2024, all of which relates to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended September 30, 2023
(in millions, except per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Public company readiness costs	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$806	$—	$—	$—	$—	$—	$—	$806
Cost of sales	(46)	1	19	—	—	—	—	(26)
Gross profit	760	1	19	—	—	—	—	780
Gross margin	94.3%							96.8%
Operating expenses:
Research and development	(626)	—	343	2	—	—	—	(281)
Selling, general and administrative	(290)	—	147	1	27	—	—	(115)
Total operating expense	(916)	—	490	3	27	—	—	(396)
Operating income (loss)	(156)	1	509	3	27	—	—	384
Operating margin	(19.4)%							47.6%
Income (loss) from equity investments, net	(5)	—	—	—	—	5	—	—
Interest income, net	28	—	—	—	—	—	—	28
Other non-operating income (loss), net	14	—	—	—	—	—	—	14
Income (loss) before income taxes	(119)	1	509	3	27	5	—	426
Income tax (expense) benefit	9	—	—	—	—	—	(57)	(48)
Net income (loss)	$(110)	$1	$509	$3	$27	$5	$(57)	$378
Net income (loss) per share attributable to ordinary shareholders
Basic	$(0.11)							$0.37
Diluted	$(0.11)							$0.36
Weighted average ordinary shares outstanding
Basic	1,025							1,025
Diluted	1,025							1,043
(1)     Total SBC cost, including both cash and equity settled awards, was $518 million for the three months ended September 30, 2023. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to our initial public offering of ADSs (the “IPO”) but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $3 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $5 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,783	$—	$—	$—	$—	$—	$1,783
Cost of sales	(65)	13	4	—	—	—	(48)
Gross profit	1,718	13	4	—	—	—	1,735
Gross margin	96.4%						97.3%
Operating expenses:
Research and development	(992)	283	89	—	—	—	(620)
Selling, general and administrative	(480)	104	33	2	—	—	(341)
Total operating expense	(1,472)	387	122	2	—	—	(961)
Operating income (loss)	246	400	126	2	—	—	774
Operating margin	13.8%						43.4%
Income (loss) from equity investments, net	14	—	—	—	(14)	—	—
Interest income, net	61	—	—	—	—	—	61
Other non-operating income (loss), net	(13)	—	—	—	—	—	(13)
Income (loss) before income taxes	308	400	126	2	(14)	—	822
Income tax benefit (expense)	22	—	—	—	—	(108)	(86)
Net income (loss)	$330	$400	$126	$2	$(14)	$(108)	$736
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.32						$0.70
Diluted	$0.31						$0.69
Weighted average ordinary shares outstanding
Basic	1,047						1,047
Diluted	1,061						1,061
(1)     Total SBC cost was $400 million for the six months ended September 30, 2024, all of which relate to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2023
(in millions, except share and per share amounts)	GAAP Results	Acquisition-related intangible asset amortization	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Public company readiness costs	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments (2)	Non-GAAP Results (2)
Total revenue	$1,481	$—	$—	$—	$—	$—	$—	$1,481
Cost of sales	(77)	2	25	—	—	—	—	(50)
Gross profit	1,404	2	25	—	—	—	—	1,431
Gross margin	94.8%							96.6%
Operating expenses:
Research and development	(963)	—	439	2	—	—	—	(522)
Selling, general and administrative	(486)	—	191	1	41	—	—	(253)
Total operating expense	(1,449)	—	630	3	41	—	—	(775)
Operating income (loss)	(45)	2	655	3	41	—	—	656
Operating margin	(3.0)%							44.3%
Income (loss) from equity investments, net	(12)	—	—	—	—	12	—	—
Interest income, net	52	—	—	—	—	—	—	52
Other non-operating income (loss), net	13	—	—	—	—	—	—	13
Income (loss) before income taxes	8	2	655	3	41	12	—	721
Income tax (expense) benefit	(13)	—	—	—	—	—	(84)	(97)
Net income (loss)	$(5)	$2	$655	$3	$41	$12	$(84)	$624
Net income (loss) per share attributable to ordinary shareholders
Basic	$—							$0.61
Diluted	$—							$0.60
Weighted average ordinary shares outstanding
Basic	1,025							1,025
Diluted	1,025							1,036
(1)     Total SBC cost, including both cash and equity settled awards, was $676 million for the six months ended September 30, 2023. For non-GAAP purposes, we adjusted for those awards that were liability-classified prior to the IPO but were equity settled after the IPO. Liability-classified awards were remeasured at the end of each reporting period through the date of settlement to ensure that the expense recognized for each award was equivalent to the amount paid in cash or equity settled after the IPO.
(2)    Non-GAAP net income includes $3 million of employer taxes related to SBC, net of the R&D tax incentives and the associated $5 million of income tax effect on non-GAAP adjustments which has been recast across historical periods for trend purposes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following is a reconciliation of Non-GAAP free cash flow to Net cash provided by (used for) operating activities, the most directly comparable GAAP cash flow measure:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2024	2023	2024	2023
Net cash provided by (used for) operating activities	$6	$227	$(284)	$113
Adjusted for:
Purchases of property and equipment	(53)	(34)	(82)	(60)
Purchases of intangible assets	(7)	(13)	(16)	(13)
Payment of intangible asset obligations	(11)	(11)	(31)	(21)
Non-GAAP free cash flow	$(65)	$169	$(413)	$19

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, those identified below and those discussed in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 29, 2024.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.